Exhibit 99.2

COMPUGEN LTD. AND ITS SUBSIDIARY

INTERIM CONSOLIDATED FINANCIAL STATEMENTS

AS OF JUNE 30, 2024

U.S. DOLLARS IN THOUSANDS

UNAUDITED

- - - - - - - - - - - - -

COMPUGEN LTD. AND ITS SUBSIDIARY

INTERIM CONSOLIDATED BALANCE SHEETS

U.S. dollars in thousands

	June 30,	December 31,
	2024	2023
	Unaudited
ASSETS

CURRENT ASSETS:
Cash and cash equivalents	$11,877	$13,890
Restricted cash	-	365
Short-term bank deposits	47,439	25,053
Restricted short-term bank deposit	333	-
Investment in marketable securities	32,688	11,742
Trade receivables	5,000	61,000
Other accounts receivable and prepaid expenses	4,796	2,529

Total current assets	102,133	114,579

NON-CURRENT ASSETS:
Long-term prepaid expenses	922	1,233
Severance pay fund	3,023	2,977
Operating lease right to use asset	3,061	1,329
Property and equipment, net	1,028	1,216

Total non-current assets	8,034	6,755

Total assets	$110,167	$121,334

The accompanying notes are an integral part of the interim consolidated financial statements.

COMPUGEN LTD. AND ITS SUBSIDIARY

INTERIM CONSOLIDATED BALANCE SHEETS

U.S. dollars in thousands (except share data)

	June 30,	December 31,
	2024	2023
	Unaudited
LIABILITIES AND SHAREHOLDERS' EQUITY

CURRENT LIABILITIES:
Trade payables	$2,378	$3,502
Short-term deferred revenues	11,252	11,149
Current maturity of operating lease liability	449	632
Accrued expenses	8,218	7,858
Other accounts payable and accrued expenses	2,472	3,125

Total current liabilities	24,769	26,266

NON- CURRENT LIABILITIES:
Long-term deferred revenues	21,028	25,392
Long term operating lease liability	2,580	719
Accrued severance pay	3,450	3,398

Total non-current liabilities	27,058	29,509

COMMITMENTS AND CONTINGENT LIABILITIES (NOTE 6)

SHAREHOLDERS' EQUITY:
Share capital:
Ordinary shares of NIS 0.01 par value: 200,000,000 shares authorized on June 30, 2024, and December 31, 2023; 89,531,937 and 89,237,465 shares issued and outstanding on June 30, 2024, and December 31, 2023, respectively	248	247
Additional paid-in capital	542,032	539,837
Accumulated other comprehensive income (loss)	(23)	2
Accumulated deficit	(483,917)	(474,527)

Total shareholders' equity	58,340	65,559

Total liabilities and shareholders' equity	$110,167	$121,334

The accompanying notes are an integral part of the interim consolidated financial statements.

COMPUGEN LTD. AND ITS SUBSIDIARY

INTERIM CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS

U.S. dollars in thousands (except share and per share data)

	Six months ended June 30,
	2024	2023
	Unaudited

Revenues	$9,261		$-
Cost of revenues	3,654		-

Gross profit	5,607		-

Operating expenses:
Research and development expenses	12,593		15,206
Marketing and business development expenses	248		165
General and administrative expenses	4,670		4,977

Total operating expenses	17,511		20,348

Operating loss	(11,904)		(20,348)

Financial income, net	2,528		1,697

Loss before taxes on income	(9,376)		(18,651)
Tax benefit (expense)	(14)		36

Net loss	$(9,390)		$(18,615)

Other comprehensive loss:

Change in unrealized gains (losses) on marketable securities:
Unrealized gains (losses) arising during the period, net	$(25)	$	*

Total comprehensive loss	$(9,415)		$(18,615)

Basic and diluted net loss per share	$(0.10)		$(0.21)

Weighted average number of ordinary shares used in computing basic and diluted net loss per share	89,518,778		86,903,741

* Represents an amount lower than $1.

The accompanying notes are an integral part of the interim consolidated financial statements.

COMPUGEN LTD. AND ITS SUBSIDIARY

INTERIM STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

U.S. dollars in thousands (except share data)

	Ordinary shares		Additional paid-in	Accumulated other comprehensive	Accumulated	Total shareholders’
	Number	Amount	capital	income	deficit	equity

Balance as of January 1, 2023	86,624,643	$240	$533,213	$-	$(455,773)	$77,680

Issuance of shares, net	1,609,123	4	1,150		-	1,154
Stock-based compensation issued to employees, directors and non-employees	-	-	1,782		-	1,782
Other comprehensive income (loss) from marketable securities, net	-	-	-	*	-	-
Net loss	-	-	-	-	(18,615)	(18,615)

Balance as of June 30, 2023 (unaudited)	88,233,766	$244	$536,145	$ *	$(474,388)	$62,001

Balance as of January 1, 2024	89,237,465	$247	$539,837	$2	$(474,527)	$65,559

Options exercised	1,744	*	1	-	-	1
Issuance of shares, net	292,728	1	561	-	-	562
Stock-based compensation issued to employees, directors and non-employees	-	-	1,633	-	-	1,633
Other comprehensive loss from marketable securities, net	-	-	-	(25)	-	(25)
Net loss	-	-	-	-	(9,390)	(9,390)

Balance as of June 30, 2024 (unaudited)	89,531,937	$248	$542,032	$(23)	$(483,917)	$58,340

* Represents an amount lower than $1.

The accompanying notes are an integral part of the interim consolidated financial statements.

COMPUGEN LTD. AND ITS SUBSIDIARY

INTERIM CONSOLIDATED STATEMENTS OF CASH FLOWS

U.S. dollars in thousands

	Six months ended June 30,
	2024	2023
	Unaudited
Cash flows from operating activities:
Net loss	$(9,390)	$(18,615)

Adjustments required to reconcile net loss to net cash used in operating activities:
Stock-based compensation	1,633	1,782
Depreciation	238	237
Amortization of discount on marketable securities	(796)	(13)
Realized gain on sale of marketable securities, net	-	(2)
Increase in severance pay, net	6	3
Exchange rate differences loss (gain) on cash balances	12	44
Decrease in operating lease right of use asset	332	290
Increase in interest receivables and exchange differences on short-term bank deposits	(299)	(140)
Decrease in trade receivables	56,000	-
Increase in other accounts receivable and prepaid expenses	(2,267)	(448)
Decrease (increase) in long-term prepaid expenses	311	(13)
Decrease in trade payables	(1,137)	(85)
Decrease in other accounts payable and accrued expenses	(293)	(894)
Decrease in operating lease liability	(386)	(394)
Decrease in deferred revenues	(4,261)	-
Decrease in deferred participation in R&D expenses	-	(325)
Net cash provided by (used in) operating activities	39,703	(18,573)

Cash flows from investing activities:
Proceeds from maturity of short-term bank deposits	25,011	51,350
Investment in short-term bank deposits	(47,086)	(23,220)
Proceeds from maturity of marketable securities	15,825	1,000
Investment in marketable securities	(36,000)	(5,536)
Purchase of property and equipment	(37)	(63)
Net cash provided by (used in) investing activities	(42,287)	23,531

Cash flows from financing activities:
Proceeds from issuance of ordinary shares, net	562	1,351
Proceeds from exercise of options	1	-
Net cash provided by financing activities	563	1,351

Effect of exchange rate changes on cash	(12)	(44)

Increase (decrease) in cash, cash equivalents and restricted cash	(2,033)	6,265
Cash, cash equivalents and restricted cash at the beginning of the period	13,910	11,421
Cash, cash equivalents and restricted cash at the end of the period	$11,877	$17,686

Supplemental disclosure of non-cash investing and financing activities:

Purchase of property and equipment	$13	$(8)
Right-of-use asset obtained in exchange for operating lease liability	$2,064	$70
Issuance expenses	$-	$197

The accompanying notes are an integral part of the interim consolidated financial statements.

COMPUGEN LTD. AND ITS SUBSIDIARY

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 1:-	GENERAL
a.
Compugen Ltd. (the “Company”) is a clinical-stage therapeutic discovery and development company utilizing its broadly applicable predictive computational discovery capabilities to identify novel drug targets and new biological pathways to develop therapeutics in the field of cancer immunotherapy. The Company’s innovative immuno-oncology pipeline consists of three clinical stage programs, COM701, COM902 and rilvegostomig, targeting immune checkpoints the Company discovered computationally. Two programs that are pursued internally, COM701, a potential first-in-class anti-PVRIG antibody, and COM902, a potential best-in-class therapeutic anti-TIGIT antibody, are in Phase 1 clinical trials and have been evaluated for the treatment of solid tumors as a monotherapy and in combination of dual (PVRIG/PD-1, PVRIG/TIGIT) and triple (PVRIG/PD-1/TIGIT) blockade. Rilvegostomig, a novel anti PD-1/TIGIT bispecific antibody with a TIGIT specific component that is derived from the Company’s COM902 antibody, is being developed by AstraZeneca pursuant to an exclusive license agreement between the Company and AstraZeneca and is being evaluated in multiple clinical trials, including in Phase 3 clinical trials. The Company’s therapeutic pipeline of early-stage immuno-oncology programs consists of programs aiming to address various mechanisms of immune resistance. The Company’s most advanced early-stage program, COM503, was licensed to Gilead Sciences, Inc. (“Gilead”) in December 2023, see also Note 12. COM503 is a potential first-in-class, high affinity antibody, which blocks the interaction between IL-18 binding protein and IL-18, thereby freeing natural IL-18 in the tumor microenvironment to inhibit cancer growth. The Company’s business model is to selectively enter into collaborations for our novel targets and drug product candidates at various stages of research and development under various revenue-sharing arrangements.

b.	The Company is headquartered in Holon, Israel.

c.
The Company has incurred losses in the amount of $9,390 during the six months ended June 30, 2024, has an accumulated deficit of $483,917 as of June 30, 2024, and has an accumulated negative cash flow from operating activities in the amount of $39,703 for the six months ended June 30, 2024. The Company believes that its existing capital resources will be adequate to satisfy its expected liquidity requirements at the current level of yearly expenditures at least twelve months from the reporting date.

d.
On August 5, 2013, the Company entered into a Research and Development Collaboration and License Agreement (“Bayer Agreement”) with Bayer Pharma AG (“Bayer”) for the research, development, and commercialization of antibody-based therapeutics against two novel Compugen-discovered immune checkpoint regulators.

COMPUGEN LTD. AND ITS SUBSIDIARY

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 1:-	GENERAL (Cont.)
Under the terms of the Bayer Agreement, the Company received an upfront payment of $10,000, and additional aggregate milestone payments of approximately $23,000.

On November 29, 2022, Bayer notified the Company that it had resolved to terminate, effective as of February 27, 2023, the Bayer Agreement.

e.
Effective March 30, 2018, the Company entered into an exclusive license agreement with MedImmune Limited, the global biologics research and development arm of AstraZeneca (“AstraZeneca”) to enable the development of bi-specific and multi-specific immuno-oncology antibody products. Under the terms of the agreement, Compugen provided an exclusive license to AstraZeneca for the development of bi-specific and multi-specific antibody products derived from COM902. AstraZeneca has the right to create multiple products under this license and is solely responsible for all research, development and commercial activities under the agreement. In connection with such license agreement, AstraZeneca developed rilvegostomig, a novel PD-/TIGIT bi-specific antibody with a TIGIT component that is derived from our COM902. Rilvegostomig entered the clinic in September 2021, initiated a Phase 3 with first patient dosing in the first indication Phase 3 study in December 2023, and first patient dosing in the second indication Phase 3 study in May 2024. Compugen received a $10,000 upfront payment and received or accrued $30,500 milestone payments out of up to $200,000 that the Company is eligible to receive in development, regulatory and commercial milestones for the first product as well as tiered royalties on future product sales. If additional products are developed, additional milestones and royalties would be due to Compugen for each product.

f.
On October 10, 2018, the Company entered into a Master Clinical Trial Collaboration Agreement (the “Master Clinical Agreement”) with Bristol Myers Squibb Company (“Bristol Myers Squibb”) to evaluate the safety and tolerability of Compugen’s COM701 in combination with Bristol Myers Squibb’s PD-1 immune checkpoint inhibitor Opdivo® (nivolumab), in patients with advanced solid tumors.

Pursuant to the Master Clinical Agreement, as amended from time to time, Compugen sponsored the trials, which included the evaluation of the combination of COM701 and Opdivo® ± Bristol Myers Squibb investigational anti-TIGIT, BMS-986207. Bristol Myers Squibb and Compugen each supplies its own compound(s) for the studies.

In conjunction with the signing of the Master Clinical Agreement, Bristol Myers Squibb made a $12,000 investment in Compugen, see Note 7a.

Among several amendments to the Master Clinical Agreement, on November 10, 2021, the agreement was further amended and in conjunction with the signing of the amendment to the Agreement, Bristol Myers Squibb made a $20,000 investment in Compugen, see Note 7a.

On August 3, 2022, the Company and Bristol Myers Squibb entered into a letter agreement pursuant to which the Master Clinical Agreement, as amended from time to time, was terminated as of such date.

COMPUGEN LTD. AND ITS SUBSIDIARY

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 1:-	GENERAL (Cont.)

g.
On December 18, 2023, the Company entered into an exclusive license agreement (the “License Agreement”) with Gilead Sciences, Inc. (“Gilead”), pursuant to which the Company granted Gilead an exclusive license under the Company’s pre-clinical antibody program against IL-18 binding protein and all intellectual property rights subsisting therein, to use, research, develop, manufacture and commercialize products, including the Company’s COM503 product candidate (“COM503 License”), and additional products that may be so developed by Gilead (together with COM503, the “Licensed Products”).

Pursuant to the License Agreement, Gilead paid the Company a one-time, upfront payment of $60 million in January 2024. The Company has continued to develop COM503 during the initial development term, which included conducting activities defined within the agreement to advance COM503 through the clearance of an investigational new drug application (“IND”). The Company is eligible to receive from Gilead $30 million in the form of a milestone payment upon clearance of the IND for COM503, see also Note 12. The Company is also eligible to receive up to approximately $758 million in additional milestone payments upon the achievement of certain development, regulatory and commercial milestones. The Company is further eligible to receive single-digit to low double-digit tiered royalties on worldwide net sales of Licensed Products.

The Company will be responsible for conducting a Phase 1 clinical trial for COM503, including handling the regulatory matters in connection therewith, and will bear the costs of such trial (including the COM503 drug supply), with Gilead providing at no cost an anti- PD-1/PD-L1 antibody for such trial. In certain circumstances, Gilead may assume the role of conducting the Phase 1 clinical trial.

Upon completion of the Phase 1 clinical trial for COM503, the Company will initiate the transfer of development activities related to COM503 to Gilead, following which, Gilead will have sole responsibility to develop and commercialize the Licensed Products.

During the term of the License Agreement, the Company is prohibited from researching, developing, making, and commercializing any compounds, molecules, products or treatment methods that are directed to IL-18 or any companion diagnostics for an IL-18 product.

Unless terminated early by a party pursuant to its terms, the License Agreement will continue in effect on a Licensed Product-by-Licensed Product and country-by-country basis until the expiration of the last royalty term in such country.

Gilead withheld at source 15% from the upfront payment amount paid to the Company in January 2024 and is expected to continue and withhold at source all taxes required by law from all payments payable to the Company under the License Agreement.

The License Agreement contains customary representations, warranties, covenants, and terms governing the prosecution and enforcement of certain intellectual property and issues related to technology transfer, manufacturing transfer, provisions with respect to establishment of joint steering committee and its governance covenants with respect change of control and others.

COMPUGEN LTD. AND ITS SUBSIDIARY

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES

These unaudited interim consolidated financial statements should be read in conjunction with the audited consolidated financial statements and accompanying notes for the year ended December 31, 2023. The significant accounting policies applied in the annual consolidated financial statements of the Company as of December 31, 2023, are applied consistently in these interim consolidated financial statements.

Recently Accounting Pronouncements

In November 2023, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update (“ASU”) 2023-07, Segment Reporting (Topic 280): Improvements to Reportable Segment Disclosures, which requires public entities to disclose information about their reportable segments’ significant expenses and other segment items on an interim and annual basis. Public entities with a single reportable segment are required to apply the disclosure requirements in ASU 2023-07, as well as all existing segment disclosures and reconciliation requirements in ASC 280 on an interim and annual basis. ASU 2023-07 is effective for fiscal years beginning after December 15, 2023, and for interim periods within fiscal years beginning after December 15, 2024, with early adoption permitted. The Company is currently evaluating the impact of adopting ASU 2023-07.

In December 2023, the FASB issued ASU 2023-09, Income Taxes (Topic 740): Improvements to Income Tax Disclosures, which requires public entities, on an annual basis, to provide disclosure of specific categories in the rate reconciliation, as well as disclosure of income taxes paid disaggregated by jurisdiction. ASU 2023-09 is effective for fiscal years beginning after December 15, 2024, with early adoption permitted. The Company is currently evaluating the impact of adopting ASU 2023-09.

NOTE 3:-	UNAUDITED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

The accompanying unaudited interim consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States for interim financial information. Accordingly, they do not include all the information and footnotes required by accounting principles generally accepted in the United States for complete financial statements. In the opinion of management, all adjustments (consisting of normal recurring accruals) considered necessary for a fair presentation have been included.

Operating results for the six-month period ended June 30, 2024, are not necessarily indicative of the results that may be expected for the year ended December 31, 2024.

COMPUGEN LTD. AND ITS SUBSIDIARY

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 4:-	MARKETABLE SECURITIES

The following is a summary of available-for-sale marketable securities as of June 30, 2024 and December 31, 2023

	Amortized cost	Gross unrealized gains	Gross unrealized losses		Fair value
As of June 30, 2024:
Available-for-sale – matures within one year:
Governmental bonds	$32,711	$-		$23	$32,688

As of December 31, 2023:
Available-for-sale – matures within one year:
Governmental bonds	$11,740	$2	$	*	$11,742

*	Represents an amount lower than $1

The following table presents gross unrealized losses and fair values for those investments that were in an unrealized loss position as of June 30, 2024 and December 31, 2023, and the length of time that those investments have been in a continuous loss position:

	Less than 12 months			12 months or greater
	Fair value	Gross unrealized loss		Fair value	Gross unrealized loss

As of June 30, 2024	$32,688		$23	$-	$-

As of December 31, 2023	$992	$	*	$-	$-

*	Represents an amount lower than $1.

As of June 30, 2024, the Company had no significant unrealized losses related to marketable securities (which were accumulated in a period of less than 12 months) and determined the unrealized losses are not due to credit related losses, therefore, the Company did not record an allowance for credit losses for its available-for-sale marketable securities.

As of June 30, 2024, all of the Company’s available-for-sale marketable securities were due within one year.

The Company had no sales of marketable securities during the six-month periods ended June 30, 2024 and 2023, and accordingly no realized gains or losses were recorded.

COMPUGEN LTD. AND ITS SUBSIDIARY

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 5:-	FAIR VALUE MEASUREMENTS

		Fair value measurements as of
Description	Fair Value Hierarchy	June 30, 2024	June 30, 2023
		Unaudited	Unaudited
Assets:
Short-term investments:
U.S. government bonds	Level 2	$32,688	$11,742

NOTE 6:-	COMMITMENTS AND CONTINGENCIES

a.	The Company provided bank guarantees in the amount of $286 in favor of its offices and car leases in Israel.

b.
Under the office of the Israel Innovation Authority of the Israeli Ministry of Industry, Trade and Labor, formerly known as the Office of the Chief Scientist (“IIA”), the Company is not obligated to repay any amounts received from the IIA if it does not generate any income from products which incorporate technologies which were funded by such research program(s).

If income is generated from products which incorporate technologies which were funded by a research program, the Company is committed to pay royalties at a rate of between 3% to 5% of future revenue generated from products that incorporate technologies that were funded by such research program(s), up to a maximum of 100% of the amount received, linked to the U.S. dollar (for grants received under programs approved subsequent to January 1, 1999, the maximum amount to be repaid is 100% plus interest at LIBOR until December 31, 2023, and from January 1, 2024, the 12 months Term SOFR interest). For the six-month periods ended June 30, 2024 and 2023, the Company recorded royalties to the IIA as cost of revenue in the consolidated statements of comprehensive loss in the amount of $ 278 and $ 0, respectively.

As of June 30, 2024, the Company’s aggregate contingent obligations for payments to IIA, based on royalty-bearing participation received or accrued, net of royalties paid or accrued, totaled $8,870.

c.
On June 25, 2012, the Company entered into an Antibodies Discovery Collaboration Agreement (the “Antibodies Discovery Agreement”) with a U.S. antibody technology company (“mAb Technology Company”), providing an established source for fully human mAbs. Under the Antibodies Discovery Agreement, the mAb Technology Company is entitled to certain royalties that could be eliminated upon payment of certain one-time fees (all milestone and royalties payments referred together as “Contingent Fees”). For the six-month periods ended June 30, 2024 and 2023, the Company did not incur Contingent Fees.

COMPUGEN LTD. AND ITS SUBSIDIARY

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 6:-	COMMITMENTS AND CONTINGENCIES (Cont.)

d.
On May 9, 2012, the Company entered into agreement (the “May 2012 Agreement”) with a U.S. Business Development Strategic Advisor (“Advisor”) for the purpose of entering into transactions with pharma companies related to selected pipeline program candidates. Under the agreement, the Advisor was to be entitled to 4% of the cash considerations that may be received under such transactions.In 2014, the May 2012 Agreement was terminated, except with respect to certain payments arising from the Bayer Agreement which survive termination of the May 2012 Agreement until August 5, 2025.

The Bayer Agreement was terminated effective February 27, 2023 and no further payments to the Advisor are expected under the May 2012 Agreement.

For the six months ended June 30, 2024 and 2023, the Company has not paid nor accrued any expenses related to the May 2012 Agreement.

e.
Effective as of January 5, 2018, the Company entered into a Commercial License Agreement (“CLA”) with a European cell line development company. Under the agreement the Company is required to pay an annual maintenance fee, certain amounts upon the occurrence of specified milestones events, and 1% royalties on annual net sales with respect to each commercialized product manufactured using the company’s cell line. Royalties due under the CLA are creditable against the annual maintenance fee. In addition, the Company may at any time prior to the occurrence of a specific milestone event buy-out the royalty payment obligations in a single fixed amount. For the six-month periods ended June 30, 2024 and 2023, the Company did not incur milestone payments. We also entered into a CLA in February 2024 with the European cell line development company for COM503. Under the agreement the Company is required to pay an annual maintenance fee and certain amounts upon the occurrence of specified milestones events.

f.
Effective as of October 28, 2020, the Company entered into a collaboration agreement with a U.S. antibody discovery and optimization company for generation and optimization of therapeutic antibodies for the Company. Under the agreement, the Company is required to pay service fees per services performed and certain amounts upon the occurrence of specified milestones events, and single-digit percent royalties on annual net sales with respect to each product sold that comprises or contains one or more antibodies so generated or optimized. The royalty rate is dependent upon the product type and any third-party contribution. For the six-month periods ended June 30, 2024 and 2023 the Company did not incur milestone payments.

NOTE 7:-	SHAREHOLDERS' EQUITY

a.	Issuance of Shares:

On June 14, 2018, the Company entered into an agreement in connection with a registered direct offering (the “Offering”) of an aggregate of 5,316,457 Ordinary Shares (the “RD Shares”) of the Company at a purchase price of $3.95 per RD Share. In connection with the issuance of the RD Shares, the Company also issued warrants to purchase an aggregate of up to 4,253,165 additional Ordinary Shares (the “Warrants”). The Warrants were exercisable at a price of $4.74 per Ordinary Share and had a term of five years from the date of issuance. The Offering was made pursuant to the Company’s Registration Statement. Proceeds from the Offering were $19,767 (net of $1,233 issuance expenses).

COMPUGEN LTD. AND ITS SUBSIDIARY

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 7:-	SHAREHOLDERS’ EQUITY (Cont.)

During the period from January 1, 2021 through June 30, 2023, warrants to purchase an aggregate of 3,955,696 Ordinary Shares were exercised with proceeds of approximately $18,750, and the remaining warrants to purchase up to 297,469 Ordinary Shares expired in June 2023.

On October 10, 2018, the Company entered into a Master Clinical Trial Collaboration Agreement with Bristol Myers Squibb to evaluate the safety and tolerability of the Company’s COM701 in combination with Bristol Myers Squibb’s PD-1 immune checkpoint inhibitor Opdivo® (nivolumab), in patients with advanced solid tumors. In conjunction with the Master Clinical Agreement, Bristol Myers Squibb made a $12,000 equity investment in the Company.

Under the terms of the securities purchase agreement, Bristol Myers Squibb purchased 2,424,243 ordinary shares of the Company at a purchase price of $4.95 per share. The share price represented a 33% premium over the average closing price of the Company’s ordinary shares for twenty (20) Nasdaq trading days prior to the execution of the securities purchase agreement. The investment closed on October 12, 2018.

The premium over the fair market value in the amount of $4,121 represents the relative fair value of deferred participation of Bristol Myers Squibb in R&D expenses which are amortized over the period of the clinical trial based on the progress in the R&D, in accordance with ASC 808 “Collaborative Arrangements” and $7,788 (net of $91 issuance expenses) were considered equity investment.

In conjunction with the signing of the amendment to the Master Clinical Agreement in November 2021, Bristol Myers Squibb made a $20,000 investment in the Company, purchasing 2,332,815 ordinary shares of the Company at a purchase price of $8.57333 per share. The share price represented a 33% premium over the closing price of Company’s ordinary shares on the last Nasdaq trading day immediately prior to the execution of the securities purchase agreement.

The premium over the fair market value in the amount of $5,000 represents the relative fair value of deferred participation of Bristol Myers Squibb in R&D expenses (which are amortized over the period of the clinical trial, based on the progress in the R&D, in accordance with ASC 808 “Collaborative Arrangements”) and $14,958 (net of $42 issuance expenses) were considered equity investment.

In March 2020, the Company entered into an underwriting agreement with SVB Leerink LLC and Stifel, Nicolaus & Company, Incorporated, as representatives of the several underwriters relating to the issuance and sale in a public offering of 8,333,334 of the Company’s ordinary shares at a price to the public of $9.00 per share (and a price of $8.46 per share to the underwriters). Such shares were issued on March 16, 2020. In addition, the Company granted the underwriters a 30-day option to purchase additional ordinary shares at the price set forth above. On April 14, 2020, the Company issued and sold, pursuant to that underwriting agreement an additional 483,005 ordinary shares pursuant to the underwriters’ option specified above. The Company sold a total of 8,816,339 ordinary shares in the offering with proceeds of $74,147 (net of $5,200 issuance expenses).

COMPUGEN LTD. AND ITS SUBSIDIARY

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 7:-	SHAREHOLDERS’ EQUITY (Cont.)

On January 31, 2023, the Company entered into a Sales Agreement with Leerink Partners LLC (previously known as SVB Securities LLC) (“Leerink Partners”), as sales agent, pursuant to which the Company may offer and sell, from time to time through Leerink Partners, its ordinary shares through an “at the market offering” (ATM). The offer and sale of our ordinary shares, if any, will be made pursuant to the Company’s shelf registration statement on Form F-3, as supplemented by a prospectus supplement. Pursuant to the applicable prospectus supplement, the Company may offer and sell up to $50,000 of its ordinary shares. As of June 30, 2024, 2,905,550 shares were issued and sold through the ATM, with proceeds of approximately $3,643 (net of $530 issuance expenses).

b.	Share option plan:

Transactions related to the grant of options to employees, directors and non-employees under the Company’s 2010 Share Option Plan, as amended, during the six-month period ended June 30, 2024, were as follows:

	Number of options	Weighted average exercise price	Weighted average remaining contractual life	Aggregate intrinsic value
		$	Years	$

Options outstanding at beginning of year	8,373,745	4.65	6.61	1,912
Options granted	40,500	2.08
Options exercised	(1,744)	0.84
Options forfeited	(282,455)	4.55
Options expired	(140,000)	8.08

Options outstanding at end of year	7,990,046	4.58	6.19	1,205

Exercisable at end of year	5,245,345	5.68	4.99	124

During the six-month period ended June 30, 2024, the Company’s Board of Directors granted 40,500 options to purchase ordinary shares of the Company to employees. The exercise prices for such options range from $1.80 to $2.09 per share, with vesting to occur in up to four years.

The following table presents the assumptions used to estimate the fair value of the options granted in the periods presented:

	Six months ended June 30,
	2024	2023
	Unaudited

Volatility	92.7%-95.9%	75.9%-76.4%
Risk-free interest rate	3.9%-4.5%	3.3%-4.2%
Dividend yield	0%	0%
Expected life (years)	4.02	5.0-5.1

COMPUGEN LTD. AND ITS SUBSIDIARY

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 7:-	SHAREHOLDERS’ EQUITY (Cont.)

Weighted average fair value of options granted during the six-month periods ended June 30, 2024 and 2023 were $1.41 and $0.53, respectively.

During the six-month periods ended June 30, 2024 and 2023, the Company recorded share based compensation related to stock options in a total amount of $1,633 and $1,782, respectively.

As of June 30, 2024, the total unrecognized estimated compensation cost related to non-vested stock options granted prior to that date was $3,405 which is expected to be recognized over a weighted average period of approximately 1.85 years.

For the six months ended June 30, 2024 and 2023, the total weighted average number of shares related to outstanding options and warrants excluded from the calculations of diluted net loss per share were 8,002,799 and 7,460,568, respectively.

The stock-based compensation expenses related to stock options and ESPP are included as follows in the expense categories:

	Six months ended June 30,
	2024	2023
	Unaudited

Research and development expenses	$805	$1,002
Marketing and business development expenses	43	(41)
General and administrative expenses	785	821

Financial and other income, net	$1,633	$1,782

NOTE 8:-	FINANCIAL INCOME, NET

	Six months ended June 30,
	2024	2023
	Unaudited

Interest income	$1,770	$1,671
Amortization of discount on marketable securities, net	796	15
Exchange rate differences and other	(38)	11

Financial and other income, net	$2,528	$1,697

COMPUGEN LTD. AND ITS SUBSIDIARY

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 9:-	REVENUES

The following represents the total revenue for the six-month periods ended June 30, 2024 and 2023 by region based on the invoicing address of customers:

	Six months ended June 30,
	2024	2023
	Unaudited
Revenue from sales to customers:

United States	$4,261	$-
Europe	5,000	-

Total revenues	$9,261	$-

Contract Balances

Of the $ 36,541 of deferred revenue recorded as of December 31, 2023, the Company recognized $ 4,261 as revenue during the six months ended June 30, 2024. The Company had no deferred revenues as of December 31, 2022.

Remaining Performance Obligation

The Company’s remaining performance obligations are comprised of revenue not yet delivered. As of June 30, 2024, the aggregate amount of the transaction price allocated to remaining performance obligations was $32,280, that the Company expects to recognize as revenue. As of June 30, 2024, the Company expects to recognize 35% of its remaining performance obligations as revenue over the next 12 months.

NOTE 10:-	RELATED PARTY BALANCES AND TRANSACTIONS

Balances with related parties:

	June 30, 2024	December 31, 2023
	Unaudited

Trade and other payables (a)	$22	$53

COMPUGEN LTD. AND ITS SUBSIDIARY

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 10:-	RELATED PARTY BALANCES AND TRANSACTIONS (Cont.)

Related parties' expenses:

	Six months ended June 30,
	2024	2023
	Unaudited
Amounts charged to:

Research and development expenses (a)	$74	$70

(a)
The Company incurred expenses for research and development services provided by related party for cancer studies in animal models, and breeding and maintenance of animals (mice) to support such studies.

NOTE 11:-	LOSSES PER SHARE

The following table sets forth the computation of basic and diluted losses per share for the six-month periods ended June 30, 2024 and 2023:

	Six months ended June 30,
	2024	2023
	Unaudited
Numerator:

Net loss for basic and diluted loss per share	$9,390	$18,615

Denominator:

Weighted average number of ordinary shares
used in computing basic and diluted net loss per share	89,518,778	86,903,741

Basic and diluted loss per ordinary share	$(0.10)	$(0.21)

NOTE 12:-	SUBSEQUENT EVENTS

On July 29, 2024, the Company announced that the U.S. Food and Drug Administration has cleared the IND application to initiate a Phase 1 trial for COM503, a potential first-in-class, high affinity anti-IL-18 binding protein antibody licensed to Gilead. The IND clearance triggered a $30,000 milestone payment from Gilead which is expected in the third quarter of 2024.

On July 31, 2024, following recommendation of the compensation committee, the Company’s board of directors increased the total number of shares reserved for issuance under the Company’s 2010 Plan by 300,000 and reduced the total number of shares reserved for issuance under the ESPP by 114,146 to zero.